Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

April 2020

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 15, 2020, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: May 15, 2020	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – May 15, 2020

Aegon Annual General Meeting approves all resolutions

Aegon N.V.’s Annual General Meeting of Shareholders (AGM) today approved all resolutions on the agenda, including adoption of the Annual Accounts for the financial year 2019.

The AGM approved the proposal to appoint Lard Friese as member of the Executive Board for a term of four years. Lard Friese succeeds Alex Wynaendts as CEO of Aegon.

Shareholders also approved the proposal to appoint Caroline Ramsay and Thomas Wellauer as members of the Supervisory Board, both for a term of four years.

The full details of the resolutions approved during the AGM can be found in the AGM archive on aegon.com.

About Aegon

Aegon’s roots go back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts

Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com